SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35870

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CharterBank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Financial Corporation
1233 O.G. Skinner Dr.
West Point, Georgia 31833

CHARTER BANK 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CHARTER BANK 401(k) PLAN
DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

SUPPLEMENTAL INFORMATION
PAGE 1-2 3 4 5

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

CRI	CARR RIGGS & INGRAM	Carr, Riggs & Ingram, LLC 7550 Halcyon Summit Drive Montgomery, Alabama 36117
CPAs and Advisors
(334) 271-6678 (334) 271-6697 (fax) www.cricpa.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Charter Bank 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Charter Bank 401(k) Plan as of and for the year ended December 31, 2011 were audited by other auditors whose report dated June 26, 2012 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and directly relates to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Montgomery, Alabama
July 1, 2013

WARREN AVERETT, LLC  CPAs and Consultants
Warren Averett Wilson Price Division

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Charter Bank 401(k) Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Warren Averett, LLC

Montgomery, Alabama
June 26, 2012

CHARTER BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Investments at fair value:
Mutual funds	$3,808,398	$3,120,785
General account of insurance company	836,894	692,589
Self-directed brokerage account	1,264,864	1,141,994
Money market fund	341,301	275,710

Total investments	6,251,457	5,231,078

Receivables:
Participants' contributions	17,903	18,317

TOTAL ASSETS	6,269,360	5,249,395

LIABILITIES

Excess participants' contributions	1,091	24,852

NET ASSETS AVAILABLE FOR BENEFITS	$6,268,269	$5,224,543

The accompanying notes are an integral part of the financial statements.

CHARTER BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$555,047	$(129,647)
Interest and dividends	60,600	59,582

Net investment income (loss)	615,647	(70,065)

Contributions:
Participants' contributions	536,033	450,392
Rollover contributions	127,798	6,748

Total contributions	663,831	457,140

Net additions	1,279,478	387,075

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	235,752	172,187

NET INCREASE	1,043,726	214,888

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	5,224,543	5,009,655

End of year	$6,268,269	$5,224,543

The accompanying notes are an integral part of the financial statements.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Charter Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on April 1, 1995 and was last amended January 1, 2009, is a defined contribution plan covering all eligible employees of Charter Bank (the “Company”).  Full-time employees become eligible to participate after the attainment of 20½ years of age.  Effective January 1, 2001, participants must also complete three months of service with the Company to be eligible to participate in the Plan.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 5, 2007, Nationwide Trust Company, FSB became the trustee.  Nationwide Life Insurance Company is the custodian of the Plan’s investments in the Nationwide Funds and self-directed accounts through a partnership with Nationwide Trust Company, FSB.

Contributions

Participants may contribute up to 100% of their pretax earnings, subject to certain limitations.  Any excess contributions are required to be refunded to participants.  Rollover contributions from other qualified plans are permitted.  Under the Plan, the Company may contribute an amount equal to a discretionary percentage (determined annually by the Company) of each participant’s annual compensation.  The Company did not elect to make discretionary contributions in 2012 or 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses).  Participant contributions may be invested in one or more of the investment funds available under the Plan or the self-directed brokerage account at the direction of the participant.  The Company’s contributions are allocated to investment funds in the same manner as participant contributions.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  Effective January 1, 2001, participants are vested 100% in the Company’s contributions and earnings thereon after completing three years of service, as defined by the Plan.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN (Continued)

Benefits

Participants who separate from service with the Company for any reason will have the value of their contributions and earnings thereon and the Company’s elective contributions and earnings thereon, in which they are vested, distributed to them in a lump sum or in the form of a direct rollover.  If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

Withdrawals of participants’ deferral contributions are permitted upon the attainment of age 59½ or in the event of severe hardship situations as permitted by Internal Revenue Service (IRS) regulations.

Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are used to reduce employer contributions to the Plan.  Forfeited non-vested accounts totaled $1,151 and $1,155 as of December 31, 2012 and 2011, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, defined contribution plans should generally report investments at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan has no fully benefit responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

At December 31, 2012 and 2011, the Plan’s investment in Charter Financial Corporation common stock represented approximately 11% and 12%, respectively, of total investments (included in the self-directed brokerage account).  Also, the Nationwide Fixed Fund and the Janus Twenty Fund represented 13% and 11%, respectively, of total investments for the years ended December 31, 2012 and 2011. Accordingly, the

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation and the stock performance of the companies comprising the funds referenced above.

Investments are generally reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Subsequent Events

The Plan has evaluated subsequent events through July 1, 2013, the date the financial statements were issued.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 expands disclosures about fair value measurement and requires common fair value measurement and disclosure requirements in accounting principles generally accepted in the United States of America and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011.  ASU 2011-04 was adopted by Charter Bank 401(k) Plan during 2012.

3.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and a general account made available by Nationwide Life Insurance Company, of which Nationwide Trust Company, FSB, trustee as defined by the Plan, is an affiliate.  Investments of the Plan also include Charter Financial Corporation common stock.  Charter Financial Corporation is the parent company of the Plan Sponsor.  Therefore, these transactions qualify as party-in-interest transactions.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	2012	2011

Mutual funds:
Dreyfus S & P 500 Index Fund	$501,045	$453,380
Janus Twenty Fund	672,217	543,652
General account of insurance company	836,894	692,589
Money market fund	341,301	275,710
Self-directed brokerage account	1,264,864	1,141,994

    The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$431,994	$(149,681)
General account of insurance company	4,027	11,222
Self-directed brokerage account	119,026	8,812

	$555,047	$(129,647)

5.	INCOME TAX STATUS

The IRS has informed the Plan by an opinion letter dated March 31, 2008 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  With few exceptions, the Plan is no longer subject to tax examinations by tax authorities for years before 2008.

6.	PLAN TERMINATION

Although the Company has not expressed an intent to terminate the Plan, it may do so at any time.  In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

7.	INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed to purchase common stock of Charter Financial Corporation, the parent company of Charter Bank, in conjunction with the initial public offering of Charter Financial Corporation with a portion of their account balance in the Plan.  In 2003, a self-directed brokerage option was added to the Nationwide contract.  Participants may purchase or sell shares of common stock of Charter Financial Corporation through their self-directed brokerage account with T D Ameritrade offered through Nationwide, the custodian of the Plan’s assets.  As of December 31, 2012 and 2011, the value of Charter Financial Corporation common stock held by the Plan was $710,052 and $620,290, respectively.

8.	FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurement, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1.	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2.	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at the closing price reported in the active market in which the individual mutual funds are traded.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

8.	FAIR VALUE MEASUREMENT (Continued)

General account of insurance company:  Guaranteed investment contracts are valued at fair value by the trustee by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the trustee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data.

Self-directed brokerage account:  Valued at the market value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,808,398	$-	$-	$3,808,398
Self-directed brokerage account	1,264,864	-	-	1,264,864
General account of insurance company	-	-	836,894	836,894
Money market fund	341,301	-	-	341,301

Total investments at fair value	$5,414,563	$-	$836,894	$6,251,457

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds	$3,120,785	$-	$-	$3,120,785
Self-directed brokerage account	1,141,994	-	-	1,141,994
General account of insurance company	-	-	692,589	692,589
Money market fund	275,710	-	-	275,710

Total investments at fair value	$4,538,489	$-	$692,589	$5,231,078

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

8.	FAIR VALUE MEASUREMENT (Continued)

Level 3 Activity

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and 2011:

	Level 3 Assets
	2012	2011

Balance, beginning of year	$692,589	$588,959
Interest income	26,287	21,121
Unrealized gain	15,250	11,222
Purchases	167,448	72,976
Sales	(52,598)	(1,196)
Settlements	(12,082)	(493)
Balance, end of year	$836,894	$692,589

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	(Weighted Average) Range

General account of insurance company	$836,894	Discounted Cash Flow	Risk-Adjusted Discount Rate	2.82% to 3.82% (3.32% base case)

		Discounted Cash Flow	Investment Term	3-8 years (5 year base case)

		Theoretical Transfer (Exit Value)	Crediting Rate	3.25% to 4% (3.4% base case)

9.	TERMINATED PARTICIPANTS

Vested amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid are $0 as of December 31, 2012 and 2011.

CHARTER BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

10.	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in investment securities and in various companies within several markets.  Investment securities are exposed to risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

11.	EXCESS PARTICIPANTS’ CONTRIBUTIONS

The Plan failed the discrimination test for each of the years ended December 31, 2012 and 2011.  Excess contributions of $1,091 in 2012 and $24,852 in 2011 are reported as excess participants’ contributions in the accompanying statements of net assets available for benefits and as a reduction of participants’ contributions in the statements of changes in net assets available for benefits.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2012	2011

Net assets available for benefits per financial statements	$6,268,269	$5,224,543
Amounts payable for excess participants’ contributions	1,091	24,852

Net assets available for benefits per Form 5500	$6,269,360	$5,249,395

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2012	2011

Net increase per financial statements	$1,043,726	$214,888
Amounts payable for excess participants’ contributions	1,091	24,852

Net increase per Form 5500	$1,044,817	$239,740

13.	RECLASSIFICATIONS

Certain reclassifications have been made to the 2011 financial statements to conform to the 2012 presentation.

SUPPLEMENTAL INFORMATION

CHARTER BANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2012

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Nationwide Life Insurance	Advone Amerigo N	**	$151,799
*	Nationwide Life Insurance	Advone Clermont N	**	111,721
*	Nationwide Life Insurance	Advone Descartes N	**	62,960
*	Nationwide Life Insurance	Advone Enhcd Inc N	**	35,913
*	Nationwide Life Insurance	Advone Flex Inc N	**	64,506
*	Nationwide Life Insurance	Advone Liahona N	**	107,522
*	Nationwide Life Insurance	Advone Sel Alloc N	**	83,036
*	Nationwide Life Insurance	Advone Sel App N	**	34,486
*	Nationwide Life Insurance	Allber Glbl Bd Adv	**	347
*	Nationwide Life Insurance	Allber Hi Inc A	**	605
*	Nationwide Life Insurance	Amcent Val A	**	2,391
*	Nationwide Life Insurance	Amfds Am Hi Inc Tr R3	**	476
*	Nationwide Life Insurance	Amfds Am Hi Inc Tr R6	**	367
*	Nationwide Life Insurance	Amfds New Wld R6	**	242
*	Nationwide Life Insurance	Blkrk Gnma Inv A	**	212,988
*	Nationwide Life Insurance	Blkrk Hi Yld Bd Inv A	**	452
*	Nationwide Life Insurance	Buf Disc	**	179
*	Nationwide Life Insurance	De Corp Bd A	**	341
*	Nationwide Life Insurance	De Extnd Dur Bd A	**	488
*	Nationwide Life Insurance	Dfa Emrg Mkt	**	7,339
*	Nationwide Life Insurance	Drey App	**	751
*	Nationwide Life Insurance	Drey Intmd Trm Inc A	**	94,036
*	Nationwide Life Insurance	Drey S P 500 Indx	**	501,045
*	Nationwide Life Insurance	Eagle Series Tr Smcap Gr A	**	3,906
*	Nationwide Life Insurance	Fed Hi Yld Tr Svc	**	9,176
*	Nationwide Life Insurance	Fidadv Bal A	**	65,572
*	Nationwide Life Insurance	Fnkln Bal Sht Invmt A	**	3,508
*	Nationwide Life Insurance	General Account of Insurance	**	836,894
*	Nationwide Life Insurance	Harbor Intl Inst	**	191,173
*	Nationwide Life Insurance	Harbor Mdcap Val Inv	**	449
*	Nationwide Life Insurance	Heartland Val Pls Inv	**	55,883
*	Nationwide Life Insurance	Hunt Situs A	**	782
*	Nationwide Life Insurance	Invsco Comstk A	**	224,176
*	Nationwide Life Insurance	Invsco Eq Inc A	**	217,028
*	Nationwide Life Insurance	Invsco Mdcap Cor Eq A	**	4,549

See Report of Independent Registered Public Accounting Firm.

CHARTER BANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2012

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Nationwide Life Insurance	Iron Strat Inc Inst	**	411
*	Nationwide Life Insurance	Jpm Cor Pls Bd Inst	**	421
*	Nationwide Life Insurance	Jpm Mdcap Val A	**	2,132
*	Nationwide Life Insurance	Jns Twnty T	**	672,217
*	Nationwide Life Insurance	Leggmwstras Glblgovbd I	**	412
*	Nationwide Life Insurance	Mnnprprobld Cnsrv Trm S	**	245
*	Nationwide Life Insurance	Nw Govt Bd Inst Svc	**	720
*	Nationwide Life Insurance	Nw Inv Dest Aggr Svc	**	67,746
*	Nationwide Life Insurance	Nw Inv Dest Cnsrv Svc	**	21,840
*	Nationwide Life Insurance	Nw Inv Dest Mod Aggr Svc	**	37,601
*	Nationwide Life Insurance	Nw Inv Dest Mod Cnsrv Svc	**	8,579
*	Nationwide Life Insurance	Nw Inv Dest Mod Svc	**	56,450
*	Nationwide Life Insurance	Nw Mny Mkt Inst	**	341,301
*	Nationwide Life Insurance	Opp Glbl A	**	194,733
*	Nationwide Life Insurance	Opp Gold Spec Mnrls A	**	74
*	Nationwide Life Insurance	Opp Mn St Smmdcap A	**	26,617
*	Nationwide Life Insurance	Pimco Hi Yld Inst	**	443
*	Nationwide Life Insurance	Pimco Ttl Rtn A	**	1,727
*	Nationwide Life Insurance	Pimco Ttl Rtn Inst	**	11,285
*	Nationwide Life Insurance	Prncpl Eq Inc I Inst	**	262
*	Nationwide Life Insurance	Prncpl Hi Yld Inst	**	99,189
*	Nationwide Life Insurance	Prncpl Mdcap Blnd A	**	77,248
*	Nationwide Life Insurance	Prncpl Mdcap Blnd Inst	**	39
*	Nationwide Life Insurance	Prudntl Jnisn Mdcap Gr A	**	26,738
*	Nationwide Life Insurance	Prudntl Jnisn Natrl Rsrc A	**	549
*	Nationwide Life Insurance	Rydexsgi S P 500 Pure Gr H	**	2,273
*	Nationwide Life Insurance	Rydexsgigvlngbd1 2xstraadv	**	24,262
*	Nationwide Life Insurance	Rydexsgispsmcap600purevalh	**	7,769
*	Nationwide Life Insurance	Self Directed Brokerage	**	1,264,864
*	Nationwide Life Insurance	Tcw Ttl Rtn Bd I	**	437
*	Nationwide Life Insurance	Vngrd Divd Gr Inv	**	17,491
*	Nationwide Life Insurance	Vngrd Enrgy Inv	**	266
*	Nationwide Life Insurance	Vngrd Intl Gr Inv	**	299
*	Nationwide Life Insurance	Vngrd Intmd Trm Trsry Inv	**	509
*	Nationwide Life Insurance	Vngrd Intmdtrminvmtgrd Inv	**	44,431
*	Nationwide Life Insurance	Vngrd Mdcap Gr Indx Inv	**	1,424

See Report of Independent Registered Public Accounting Firm.

CHARTER BANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2012

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Nationwide Life Insurance	Vngrd Mdcap Val Indx Inv	**	867
*	Nationwide Life Insurance	Vngrd Reit Indx Inv	**	20,051
*	Nationwide Life Insurance	Vngrd Reit Indx Sgnl	**	2,184
*	Nationwide Life Insurance	Vngrd Wlngtn Inv	**	2,259
*	Nationwide Life Insurance	Vngrd Wlsly Inc Inv	**	356
*	Nationwide Life Insurance	Wfa Gr A	**	124,978
*	Nationwide Life Insurance	Wfa Sm Co Val A	**	64
*	Nationwide Life Insurance	Wr Ivy Glbl Natrl Rsrc Y	**	340
*	Nationwide Life Insurance	Wr Ivy Hi Inc Y	**	271

				$6,251,457
      *     Party-in-interest as defined by ERISA.
      **   Participant directed investment, cost not required to be reported.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CharterBank 401(k) Plan
Date: July 1, 2013	By:	/s/ Curtis R. Kollar
Name: Curtis R. Kollar
Title: Chief Financial Officer